Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

6 hours ago - Technology

1. Neighborhood social network Nextdoor is going public

Kim Hart

Photo: Cindy Ord/Getty Images for Nextdoor

Nextdoor, the neighborhood social network in more than 275,000 global communities, announced that is has agreed to go public via a SPAC sponsored by Khosla Ventures — at an implied valuation of $4.3 billion.

Why it matters: Nextdoor has managed to avoid much of the scrutiny aimed at larger networks like Facebook and Twitter.

•	The hyperlocal social network saw massive growth during the pandemic as more people stayed home and paid attention to what was happening in their neighborhoods.

•	Nextdoor and Khosla are betting that behavior will continue.

What she’s saying: CEO Sarah Friar tells Axios that, even as a public company, she plans to protect Nextdoor from social media pitfalls by foregoing opportunities that don’t align with the network’s mission.

•	“We know it’s good for business to build out a platform that’s about kindness, not in a saccharine way but in a bold way, and to support local businesses,” she says.

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Friar added that top priorities are to grow the user base, develop products to to make the newsfeed feel more personal to users and build more tools to make it more useful for local businesses. In addition, there will be a focus on hiring and international expansion.

Look ahead: When the proposed transaction closes, Nextdoor will be listed under ticker symbol “KIND.”

Investors: The deal includes a $270 million PIPE from such investors as T. Rowe Price, Baron Capital Group, Dragoneer, and Soroban Capital.

•	Nextdoor had raised over $270 million from venture capitalists, most recently in late 2019 at a $2.2 billion valuation. Backers include Benchmark, Greylock, and Shasta Ventures.

•	Friar was previously CFO of Square, where Khosla was an early and significant investor.

Our thought bubble: Even with investors that are aligned with the social network’s mission, being a public company comes with intense pressure to deliver on revenue and profit goals. It will be interesting to see if Nextdoor can maintain its “good guy” persona in the social media space.

Go deeper: Nextdoor: The next big social network

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Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.